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                                                                 Exhibit 4.1




THE SECURITY REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS OF SUCH ACT AND THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF SUCH STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION.

PAYMENT OF THE INDEBTEDNESS EVIDENCED BY THIS SECURITY, INCLUDING PRINCIPAL, PREMIUM, IF ANY, AND INTEREST, IS SUBJECT TO THE TERMS AND CONDITIONS OF A SUBORDINATION AGREEMENT DATED OF EVEN DATE HEREWITH AMONG THE INITIAL HOLDER OF THIS SECURITY, SUNTRUST BANK, AS AGENT FOR THE SENIOR LENDERS, AND OTHERS. A COPY OF THE SUBORDINATION AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON REQUEST.

PAYMENT OF THE INDEBTEDNESS EVIDENCED BY THIS SECURITY, INCLUDING PRINCIPAL, PREMIUM, IF ANY, AND INTEREST, IS SUBJECT TO THE TERMS AND CONDITIONS OF A SUBORDINATION AGREEMENT DATED OF EVEN DATE HEREWITH AMONG THE INITIAL HOLDER OF THIS SECURITY, SUNTRUST BANKS, INC., AND OTHERS. A COPY OF THE SUBORDINATION AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON REQUEST.


                    SECURED JUNIOR SUBORDINATED NOTE DUE 2006


$4,500,000.00                                                      July 23, 2001

         FOR VALUE RECEIVED, Catalina Lighting, Inc., a Florida corporation (the "Issuer"), hereby promises to pay to the order of Sun Catalina Holdings, LLC, a Delaware limited liability company (the "Purchaser"), or any registered assigns (including the Purchaser, the "Holder"), the sum of $4,500,000.00, plus such additional amounts of principal as are added to this Note pursuant to Section 1(b) below, in immediately available funds and in lawful money of the United States of America, together with interest thereon, all as provided in this Secured Junior Subordinated Note Due 2006 (this "Note"). This Note is being issued in connection with the consummation of the transactions contemplated by the Amended and Restated Note Purchase Agreement dated July 23, 2001 between the Issuer and the Purchaser (as it may be amended, supplemented or otherwise modified and in effect from time to time, the "Note Purchase Agreement"). All capitalized terms used and not otherwise defined in this Note shall have the meanings set forth in the Note Purchase Agreement. This Note and any Notes issued upon transfer or exchange of this Note are collectively referred to herein as the "Notes".

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     1. Payment of Interest; Default Rate.

                  (a) So long as no Event of Default shall have occurred and be continuing, interest will accrue on the unpaid principal amount of the Note at a rate per annum equal to 12.0%.

                  (b) Accrued and unpaid interest shall compound quarterly, commencing on September 30, 2001 and continuing on the last day of each December 31, March 31, June 30 and September 30 thereafter through and including December 31, 2002, by adding the accrued and unpaid interest to the principal amount of this Note and accruing interest on the increased principal amount thereafter.

                  (c) Issuer will pay interest in cash (i) quarterly in arrears, commencing on March 31, 2003 and continuing on each June 30, September 30, December 31 and March 31 thereafter, (ii) on the Maturity Date, and (iii) thereafter on demand. Subject to paragraph (b) above, Issuer will pay the principal of, and interest on, the Note in cash.

                  (d) In the event that any Event of Default shall occur and be continuing, then, in addition to the rights and remedies available to the Holder under the Note Purchase Agreement, this Note, the other Investment Documents and Applicable Laws, the Issuer shall pay interest in cash on the unpaid principal balance of, and accrued and unpaid interest on, this Note at a rate per annum equal to the lesser of 15.0% and the maximum rate of interest permissible under Applicable Law from the date of an Event of Default until such Event of Default has been cured.

                  (e) Notwithstanding anything set forth above, in the event that shares of Common Stock of the Issuer are not duly authorized and reserved for the issuance of all Warrant Shares by December 31, 2001, interest will not compound and will be due and payable in cash, the interest rate shall increase to 15% per annum, retroactively to the date this Note was issued, and the interest payment that compounded on September 30, 2001 shall be due and payable immediately in cash, with accrued interest. When the Issuer has duly authorized and reserved sufficient shares of its Common Stock for the aggregate number of Warrant Shares that could be issued upon the exercise of the Warrant, the interest rate will reduce back to 12% per annum, payable quarterly, and compounding until March 31, 2003.

     2. Payment of Principal; Maturity Date. The Issuer agrees to pay in full the entire outstanding principal balance of this Note, outstanding prepayment premium, if any, accrued and unpaid interest and all other unpaid amounts owing under this Note on July 23, 2006 (the "Maturity Date").

     3. Optional Prepayments.

                  (a) This Note shall be non-redeemable, and is not subject to prepayment, prior to July 23, 2003 (the "Prepayment Date").



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                  (b) The Issuer may voluntarily prepay the principal balance of and accrued but unpaid interest on this Note, at any time following the prepayment date, in part (in minimum increments of $500,000) or in whole, at 105% of the principal balance and accrued but unpaid interest being prepaid. Partial prepayments shall be applied first to the 5% prepayment premium provided in this Section 3(b), next to accrued but unpaid interest, and last to principal. If the Issuer elects to prepay all or any portion of this Note, the Issuer shall furnish written notice to the Holder with respect to each voluntary prepayment not less than thirty (30) days prior to the date of prepayment. Such notice shall specify the principal balance of this Note to be prepaid on such date and shall be irrevocable.

                  (c) To the extent permitted by the Senior Credit Documents if the Senior Debt is outstanding, if the Issuer receives net cash proceeds from the issuance of equity securities in one or more public offerings occurring after the Closing Date, the Issuer shall prepay the outstanding principal of the Note and the note issued in connection with the Senior Subordinated Documents, pro rata based on the outstanding principal amount thereof, by an amount equal to fifty percent (50%) of such net cash proceeds up to but not exceeding the principal and accrued interest outstanding. Any such prepayment shall be accompanied by the payment of accrued and unpaid interest on the principal amount prepaid and no Prepayment Premium shall be due with respect to such payment.

                  (d) Prepayment of the Notes shall not preclude the Purchaser from continuing to own the Warrant or from exercising any of its rights pursuant to the Warrant or the Registration Rights Agreement at a later date.

         4. Holder Entitled to Certain Benefits. This Note is one of the "Notes" referred to in the Note Purchase Agreement and the Holder is entitled to the rights and benefits thereunder, as well as all rights and benefits hereunder, including, without limitation, the right to accelerate the outstanding principal balance of, premium, if any, accrued and unpaid interest on, and all other amounts owing under this Note upon the occurrence of an Event of Default. In addition, the payment and performance of this Note is guaranteed by certain of the Subsidiaries (the "Guarantor Subsidiaries") of the Issuer and is secured by a lien on the properties and assets of the Issuer and its Subsidiaries, all pursuant to and in accordance with the terms of the Collateral Documents.

         5. Manner of Payment. Payments of principal, interest and other amounts due under this Note shall be made no later than 12:00 noon (prevailing local time in New York, New York) on the date when due, in lawful money of the United States of America, by wire transfer in funds immediately available at the place of payment to such account as the Holder may designate in writing to the Issuer. All such payments shall be made without any deduction whatsoever, including, without limitation, any deduction for set-off, recoupment, counterclaim or taxes. Any payments received after 12:00 noon (prevailing local time in New York, New York) shall be deemed to have been received on the next succeeding Business Day. Any payments due hereunder which are due on a day which is not a Business Day shall be payable on the immediately preceding Business Day, together with all accrued and unpaid interest through the actual due date of payment.



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         6. Maximum Lawful Rate of Interest. The rate of interest payable under this Note shall in no event exceed the maximum rate permissible under Applicable Law. If the rate of interest payable on this Note is ever reduced as a result of this Section 6 and at any time thereafter the maximum rate permitted under Applicable Law exceeds the rate of interest then provided for in this Note, then the rate provided for in this Note shall be increased to the maximum rate provided for under Applicable Law for such period as is required so that the total amount of interest received by the Holder is at least that which would have been received by the Holder but for the operation of the first sentence of this Section 6.

         7. Affirmative Covenants. The Issuer covenants and agrees that, so long as any Obligations under the Note remain outstanding, it shall perform, comply with and observe each of the covenants set forth in this Section 7, as applicable.

                  (a) Payment of Note and Other Obligations. The Issuer shall fully and timely pay all Obligations owing pursuant to the terms of this Note (including, without limitation, all principal thereof, premium, if any, and interest thereon), the Warrant, the Subsidiary Guarantee and the other Investment Documents (other than the Warrant and the Registration Rights Agreement), in each case on the dates and in the manner provided for herein and therein.

                  (b) Performance of Investment Documents. The Catalina Entities party thereto shall perform, comply with and observe all obligations under this Note and each other Investment Document.

                  (c) Information Reporting Requirements.

                           (i) So long as Issuer is subject to the reporting
requirements of Section 13 or 15(d) of the Exchange Act, Issuer shall deliver to Holder, on the same day as filed with the SEC, all documents and reports as required to be filed with the SEC. In the event Issuer is no longer subject to any of the aforementioned reporting requirements, Issuer will provide to Holder such information and at such time as otherwise would be required to be filed with the SEC if the Issuer were subject to the reporting requirements of Section 15(d) of the Exchange Act; and

                           (ii) As soon as possible (and in any event within two
(2) Business Days) after Issuer obtains knowledge thereof, Issuer shall give notice to the Holder of the occurrence of any event, act, development or condition which constitutes a Default or Event of Default or any "default" or "event of default" under the terms of any Other Debt Documents. Each such notice shall specify in reasonable detail the nature of the event, act, development or condition, Default, Event of Default, default, event of default, and what action Issuer or any other Person is taking or proposes to take to cure the same;

                           (iii) to the extent not covered above, promptly after
the sending thereof, copies of all financial statements, reports or other information sent to any lender under the Senior Credit Documents;


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                           (iv) promptly upon request of Purchaser, such other
information that the Company has compiled respecting the condition or operations, financial or otherwise, of the Issuer or any of its Subsidiaries as the Purchaser may from time to time reasonably request, including, without limitation financial projections, appraisals, bank presentations, information on derivatives, hedging and interest rate exposure, and other indebtedness.

                  (d) Regulatory Reports. Issuer shall, and shall cause, Ring Limited, a limited company organized under the laws of England and Wales, Catalina International Limited (f/k/a Catalina International Plc), a limited company organized under the laws of England and Wales, and Catalina Lighting Canada (1992), Inc., corporation incorporated under the laws of Quebec, each of its top-tier subsidiaries in each of Canada, the United Kingdom and China and any other material top-tier direct or indirect subsidiary of Issuer created or acquired at any time after the Closing (together, the "Top-Tier Subsidiaries") shall timely file with any Governmental Authority all documents, reports or informational filings required to be filed pursuant to any material permit, license or other Authorization and where failure to comply could reasonably have a Material Adverse Effect.

                  (e) Compliance with Laws; Consents. The Issuer and the Top-Tier Subsidiaries shall comply at all times with all Applicable Laws and governmental orders relating to the operation of their business and the ownership of their properties in the states or other jurisdictions in which they conduct their respective businesses, except where failure to comply does not have a Material Adverse Effect. The Issuer and the Top-Tier Subsidiaries shall obtain and maintain all Consents necessary in connection with the execution, delivery and performance of the Investment Documents, the consummation of the transactions therein contemplated and the conduct of their business and the ownership of their properties, except where failure to comply does not have a Material Adverse Effect.

                  (f) Legal Existence. Except where failure to comply does not have a Material Adverse Effect, Issuer and each Top-Tier Subsidiary shall at all times do or cause to be done all things necessary to (a) become or remain duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary and (b) preserve, renew and keep in full force and effect all of its Authorizations.

                  (g) Books and Records. Issuer shall maintain proper books of record and account in which full, true and complete entries in conformity with GAAP and all requirements of Applicable Laws shall be made of all material dealings and transactions in relation to its business and activities.

                  (h) Maintenance of Properties. The Issuer and the Top-Tier Subsidiaries shall maintain and preserve all of their properties that are necessary or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply at all times with the provisions of all material personal property leases to which each of them is a party as lessee or under which each of them occupies property, so as to prevent any loss or forfeiture thereof or thereunder. The Issuer and the Top-Tier Subsidiaries shall make all payments and otherwise perform all of their obligations under all leases of material real property,



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and all leases of material personal property, to which Issuer and any Top-Tier
Subsidiary is a party, keep such leases in full force and effect and not permit such leases to expire, lapse or be terminated (or any rights to renew such leases to be forfeited or canceled), notify the Holder of any default by any party thereto and cooperate with the Holder in all respects to cure any such default. The Issuer and the Top-Tier Subsidiaries shall pay and discharge each lawful claim which, if unpaid, would by law become a Lien (other than a Permitted Lien) upon its property.

                  (i) Insurance. The Issuer and the Top-Tier Subsidiaries shall maintain (with financially sound and reputable insurers) policies of insurance, coverage amounts and related terms and conditions normally maintained by companies engaged in the same or similar business as the Issuer and the Top-Tier Subsidiaries against loss or damage and such other policies of insurance and coverage amount as may be reasonably requested by the Holder. Such insurance shall include, without limitation, comprehensive general liability, fire and extended coverage, property damage, workers' compensation, flood insurance (if customarily maintained in locations in which Issuer or any Top-Tier Subsidiary is located), earthquake loss insurance, environmental liability insurance, business interruption insurance (either for loss of revenues or for additional expenses) and directors and officers liability insurance. In addition, the Issuer and each Top-Tier Subsidiary shall maintain such insurance as is customary for similar businesses and maintain such other insurance as may be reasonably requested by the Holder. All insurance covering liability of the Catalina Entities (other than insurance against the health or welfare of the employees of any such Catalina Entity) shall name the Holder as an additional insured to the fullest extent (if any) permitted under the terms of such policies. All insurance covering property subject to a Lien in favor of the Holder shall name the Holder as a loss payee to the fullest extent (if any) permitted under the terms of such policies and, with respect to any casualty or loss, and to the fullest extent (if any) permitted under the terms of such policies, provide that the full amount of insurance proceeds shall be payable to the Holder.

                  (j) Taxes. The Issuer and each Top-Tier Subsidiary shall pay and discharge promptly when due all Taxes imposed upon it or any of its or their properties or in respect of any of its franchises, business, income or property before any penalty shall be incurred with respect to such Taxes; provided, however, that the Issuer and the Top-Tier Subsidiaries need not pay or discharge any such Tax so long as (a) the validity or amount thereof is being contested in good faith and by appropriate proceedings, (b) such Person's outside Tax counsel shall have advised it in writing that it has a reasonable legal basis for contesting the validity or amount of such Tax and (c) reserves as may be required by GAAP shall have been made therefor.

                  (k) Post-Closing Lien Search. No later than 60 days after the Closing Date, Issuer shall deliver to the Holder copies of UCC lien searches that show the UCC-1 financing statements filed by or on behalf of the Holder in connection with this financing and the other Investment Documents (other than the Warrant and the Registration Rights Agreement).

                  (l) Additional Catalina Entities. The Issuer shall cause any direct or indirect Subsidiary of any Catalina Entity formed, created or acquired at any time after the Closing to execute and deliver to the Purchaser promptly (and in any event within three (3) days after such formation, creation or acquisition): (a) a joinder to the Subsidiary Guaranty, in form



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and substance satisfactory to the Holder, pursuant to which such Subsidiary would become a Guarantor; (b) a joinder to the Security Agreement in form and substance satisfactory to the Holder, pursuant to which such Subsidiary would grant a Lien in all of its assets in favor of the Holder; (c) a joinder to the Pledge Agreement, in form and substance satisfactory to the Holder, pursuant to which the shareholder of such Subsidiary would pledge all of the shares of capital stock of such Subsidiary in a form acceptable to the Purchaser, or such lesser percentage that would not result in a material adverse tax consequence to the Issuer and, subject to the rights, if any, of the Senior Lender, deliver to the Purchaser, certificates representing all of the Capital Stock of such Subsidiaries (and any Subsidiaries thereof) and undated stock powers executed in blank; (d) such other agreements, instruments, approvals or other documents as may be requested by the Holder in order to create, perfect, establish, and maintain the second priority (behind and subject only to the Liens, if any, of the Senior Lenders) of any Lien in favor of the Holder to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in the Collateral Documents and that all property and assets of such Subsidiary shall become Collateral for the Obligations; and (e) such additional agreements, instruments, approvals and documents, and legal opinions, as the Purchaser may request to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in this Agreement and the other Investment Documents. In addition, within five (5) calendar days after such formation, creation or acquisition of a Subsidiary of any Catalina Entity, each Catalina Entity shall take whatever action (including, without limitation, the recording of mortgages, the filing of Uniform Commercial Code financing statements, the giving of notices and the endorsement of notices on title documents) may be necessary or advisable in the opinion of the Holder to vest in the Holder valid and subsisting Liens on and security interests in all property and assets of such Subsidiary, enforceable against all third parties in accordance with their terms (but subject to the Liens, if any, of the Senior Lenders).

                  (m) Further Assurances. Promptly upon request by the Holder, the Issuer shall, and shall cause each Subsidiary to, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, conveyances, pledge agreements, mortgages, deeds of trust, trust deeds, notices of assignment, transfers, certificates, assurances and other instruments as the Holder may reasonably require from time to time in order to (A) carry out more effectively the purposes of the Investment Documents, (B) to the fullest extent permitted by applicable law, subject each Catalina Entity's properties, assets, rights or interest to the Liens now or hereafter intended to be covered by any of the Collateral Documents, (C) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder and (D) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the rights granted or now or hereafter intended to be granted to the Holder under any Investment Document or under any other instrument executed in connection with any Investment Document to which any Catalina Entity is to be a party including, without limitation, the following:

                           (i) (A) Prior to the Hong Kong Reorganization, the
Issuer shall, at the request of the Purchaser, pledge 66% of the voting stock of Trade World Industrial and Catalina Industrial and 100% of the non-voting stock of Trade World Industrial Ltd., a Hong Kong company, and Catalina Industrial Ltd., a Hong Kong company, of to secure the Subordinated Debt, and (B) after the Hong Kong Reorganization, the Issuer shall amend those


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share pledges referred to in clause (A) above such that the Issuer shall pledge
66% of the voting stock and 100% of the non-voting stock of Go-Gro Industries Limited, a Hong Kong company, to secure the Obligations under the Investment Documents (other than the Warrant and the Registration Rights Agreement);

                           (ii) Ring Limited shall, at the request of the
Purchaser, and provided that such pledge does not result in a material tax liability to the Catalina Entities, pledge 66% of the voting stock and 100% of the non-voting stock of each of Lancer Products Limited, a corporation organized under the laws of England and Wales (Registered in England No. 1358125), Grove Products (Caravan Accessories) Limited, a corporation organized under the laws of England and Wales (Registered in England No. 1148888), P H Products Limited, a corporation organized under the laws of England and Wales (Registered in England No. 3344286), Arctic Products Limited, a corporation organized under the laws of England and Wales (Registered in England No. 1582704), Van Line Limited, a corporation organized under the laws of England and Wales (Registered in England No. 1601077), Lighten Point Corporation Europe Limited, a corporation organized under the laws of England and Wales (Registered in England No. 1457632), BMAC Limited, a corporation organized under the laws of England and Wales (Registered in England No. 226513) to secure the Obligations under the Investment Documents (other than the Warrant and the Registration Rights Agreement); or

                           (iii) Subject to the provisions of the Senior Credit
Documents and the Senior Subordinated Documents, the Issuer shall, at the request of the Purchaser, effect a recapitalization of any of the Subsidiaries to better perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder.

                  (n) Attendance at Board Meetings. The Issuer agrees to give Purchaser at least seven (7) days prior written notice or such shorter period of time equal to the days of notice as is given to the directors of the Issuer, of any meeting of its Board of Directors, and agrees to permit Purchaser to attend all such meetings as an observer.

                  (o) Mortgage on Tupelo Warehouse. The Issuer shall, as soon as practicable but in any event on or before the forty-fifth (45) day after the Closing Date, execute and deliver all Tupelo Warehouse Mortgage Documents (as defined below) required by the Purchaser in respect of the Tupelo Warehouse (as defined below), together with a mortgage policy in form and substance and in an amount satisfactory to the Purchaser. "Tupelo Warehouse" shall mean the warehouse and related real and personal property of the Issuer located at One Catalina Way, Tupelo, Mississippi. "Tupelo Warehouse Mortgage Documents" means, collectively, the following in respect of the Tupelo Warehouse: (i) each deed of trust, mortgage, deed to secure debt or similar instrument conveying to the Purchaser, or to a trustee for its benefit, a lien on the Tupelo Warehouse, (ii) each assignment of leases and rents or similar instrument conveying to the Purchaser, or to a trustee for its benefit, an assignment of all rents and leases derived from the Tupelo Warehouse; and (iii) all other documents, instruments and agreements as required to be executed and/or delivered pursuant to the terms hereof or thereof, in order to give effect to, or supplement, the foregoing.


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                  (p) Mortgage on Miami Property. The Issuer shall, as soon as practicable but in any event on or before the forty fifth (45) day after the Closing Date, execute and deliver all Miami Property Mortgage Documents (as defined below) required by the Purchaser in respect of the Miami Property (as defined below), together with a mortgage policy in form and substance and in an amount satisfactory to the Purchaser. "Miami Property" shall mean the building and related real and personal property of the Issuer located at 18191 N.W. 68th Avenue, Miami, Florida. "Miami Property Mortgage Documents" means, collectively, the following in respect of the Miami Property: (i) each deed of trust, mortgage, deed to secure debt or similar instrument conveying to the Purchaser, or to a trustee for its benefit, a lien on the Miami Property, (ii) each assignment of leases and rents or similar instrument conveying to the Purchaser, or to a trustee for its benefit, an assignment of all rents and leases derived from the Miami Property; and (iii) all other documents, instruments and agreements as required to be executed and/or delivered pursuant to the terms hereof or thereof, in order to give effect to, or supplement, the foregoing.

         8. Negative and Financial Covenants.

                  (a) Transactions with Affiliates. The Issuer will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to the Issuer or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (b) transactions between or among the Borrower and its wholly-owned Subsidiaries not involving any other Affiliates, and (c) pursuant to any agreements delivered on the Closing Date in connection with the consummation of the transactions contemplated by the Note Purchase Agreement between SunTrust and the Issuer.

                  (b) Maximum Leverage Ratio. The Issuer shall maintain at all times, calculated as of the last day of each fiscal quarter commencing with the fiscal quarter ending December 31, 2002, and thereafter a Leverage Ratio (as such term is defined in the Senior Credit Agreement) of no greater than
6.325 : 1.00.

                  (c) Minimum Fixed Charge Coverage Ratio. The Issuer shall maintain at all times, calculated as of the last day of each fiscal quarter commencing with the fiscal quarter ending December 31, 2002 and thereafter a Fixed Charge Coverage Ratio (as such term is defined in the Senior Credit Agreement) of no less than 0.85 : 1.00.

                  (d) Minimum Consolidated Adjusted EBITDA. The Issuer shall maintain at all times, calculated as of the last day of each fiscal quarter, commencing with the fiscal quarter beginning on July 1, 2001, the Minimum Consolidated Adjusted EBITDA (as such term is defined in the Senior Credit Agreement) (prior to any audit adjustments) of not less than (i) $637,500 for the fiscal quarter ending September 30, 2001 (excluding cash charges for restructuring the Catalina Entities in an amount not to exceed $1,000,000),(ii) $1,703,400 for the fiscal quarter ending December 31, 2001, (iii) $1,332,600 for the fiscal quarter ending March 31,


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2002, (iv) $2,536,400 for the fiscal quarter ending June 30, 2002, and (iv)
$2,929,100 for the fiscal quarter ending on September 30, 2002.

                  (e) Restricted Payments. The Issuer will not, and will not permit any of its Subsidiaries to (a) declare or pay any dividend or distribution on any class of its stock, or (b) make any payment to purchase, redeem, retire or acquire any capital stock or any option, warrant, or other right to acquire such capital stock or such Indebtedness (each, a "Restricted Payment"), other than (i) dividends payable solely in shares of any class of its stock, (ii) cash dividends payable by any Consolidated Company to any other Catalina Entity and any Consolidated Company that is a member of the Hong Kong Group, (iii) other Restricted Payments made by any wholly owned Subsidiaries to the Issuer, (iv) so long as no Event of Default shall have occurred and be continuing, the Sterling Borrower (as such term is defined in the Senior Credit Agreement) may pay Ring Preferred Dividends (as such term is defined in the Senior Credit Agreement), and (v) payments by the Issuer to an employee to repurchase any capital stock or options purchased by such employee from the Issuer pursuant to an employee stock option plan, provided, that the amount used by the Issuer to repurchase such capital stock or options shall not exceed the original purchase price of such capital stock or options paid by such employee pursuant to the employee stock option plan; provided, however, if SunTrust Bank is a lender under the Senior Credit Agreement and consents to any Restricted Payment which would otherwise violate this Section 8(e), the Purchaser shall automatically be deemed to have consented to such Restricted Payment hereunder.

                  (f) Additional Negative Pledges. The Issuer will not, and will not permit any of its Subsidiaries to create or otherwise cause or suffer to exist or become effective, directly or indirectly, any prohibition or restriction on the creation or existence of any Lien upon any asset of the Issuer or any Subsidiary, other than pursuant to (i) this Agreement, the Senior Credit Documents or the Junior Credit Documents, (ii) the terms of any agreement, instrument or other document pursuant to which any Indebtedness permitted by Section 9.01(d) of the Senior Credit Agreement is incurred by any Consolidated Company, so long as such prohibition or restriction applies only to the property or asset being financed by such Indebtedness, and (iii) any requirement of applicable law or any regulatory authority having jurisdiction over any of the Issuer or any Subsidiary; provided, however, if SunTrust Bank is a lender under the Senior Credit Agreement and consents to any negative pledge which would otherwise violate this Section 8(f), the Purchaser shall automatically be deemed to have consented to such negative pledge hereunder.

                  (g) Change in Business. The Issuer will not, and will not permit its Subsidiaries to, enter into, or permit any of their respective Subsidiaries to enter into, any business other than the business presently conducted by the Issuer and its Subsidiaries taken as a whole or any business reasonably related or complementary thereto.

                  (h) Modification of Corporate Name, Charter, Etc. The Issuer will not, and will not permit its Subsidiaries to, make any change in any of their (i) corporate names, articles of incorporation, or similar documents or capital structure that would materially adversely affect the Issuer's ability to perform under any Investment Document, or (ii) accounting practices, business objectives, purposes of operations, fiscal month, fiscal quarter or fiscal year.

         9. Defaults and Remedies.

                  (a) Events of Default. The occurrence of any one or more of the following events, acts or occurrences shall constitute an event of default (each an "Event of Default"):

                           (i) Issuer shall fail to pay as and when due (whether
at stated maturity, upon acceleration, demand, required prepayment or otherwise) any principal of, premium, if any, interest on or other amount under the Note or shall fail to pay as and when due (whether at stated maturity, upon acceleration, demand, required prepayment or otherwise) any premium or interest on any other amount under the Note and such amount remains unpaid for five (5) days;

                           (ii) Issuer or any Top-Tier Subsidiary shall breach
or fail to perform, comply with or observe any agreement, covenant or obligation required to be performed by it under Section 7(e) (Compliance with Laws; Consents), Section 7(f) (Legal Existence), Section 7(g) (Books and Records),
Section 7(h) (Maintenance of Properties), Section 7(l) (Additional Catalina Entities) or Section 7(m) (Further Assurances) and, if such breach or failure may be cured, such breach or failure shall not have been remedied within thirty
(30) calendar days after the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or General Counsel of Issuer becomes aware of such failure or breach;

                           (iii) Issuer or any Top-Tier Subsidiary shall breach
or fail to perform, comply with or observe any agreement, covenant or obligation required to be performed by it under this Note, the Pledge Agreement, Security Agreement, Subsidiary Guarantee or the Note Purchase Agreement (other than the agreements covenants or obligations expressly covered by Section 7(a) and
Section 7(b) of this Note) and, if such breach or failure may be cured, such breach or failure shall not have been remedied within thirty (30) calendar days after the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or General Counsel of Issuer becomes aware of such failure or breach;

                           (iv) Any representation or warranty made by the
Issuer that could reasonably be expected to have a Material Adverse Effect, under, relating to or in connection with this Note, the Pledge Agreement, Security Agreement, Subsidiary Guarantee or the Note Purchase Agreement, shall be false or misleading or incorrect in any respect when made (or deemed made) and, if such breach or failure may be cured, such breach or failure shall not have been remedied within thirty (30) calendar days after the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer or General Counsel of Issuer becomes aware of such failure or breach;

                           (v) The principal, accrued interest or premium under
the Senior Credit Agreement, any other Senior Credit Document, any Senior Subordinated Document or any Other Debt Document is declared to be due and/or payable prior to the time at which it would otherwise become or have become due and/or payable thereunder;

                           (vi) There shall be commenced against Issuer or any
Top-Tier Subsidiary an involuntary case seeking the liquidation or reorganization of such Person under the Bankruptcy Laws or any similar proceeding under any other Applicable Laws or an involuntary case or proceeding seeking the appointment of a receiver, custodian, trustee or similar official for it, or to take possession of all or a substantial portion of its property or to operate all or a substantial portion of its business, and any of the following events occur: (i) any such Person Consents to such involuntary case or proceeding or fails to diligently contest it in good faith; (ii) the petition commencing the involuntary case or proceeding is not timely controverted; (iii) the petition commencing the involuntary case or proceeding remains undismissed and unstayed for a period of sixty (60) days; or (iv) an order for relief shall have been issued or entered therein or a receiver, custodian, trustee or similar official appointed;

                           (vii) Issuer or any Top-Tier Subsidiary shall
institute a voluntary case seeking liquidation or reorganization under the Bankruptcy Laws or any similar proceeding under any other Applicable Laws, or shall Consent thereto; or shall Consent to the conversion of an involuntary case to a voluntary case; or shall file a petition, answer a complaint or otherwise institute any proceeding seeking, or shall Consent or acquiesce to the appointment of, a receiver, custodian, trustee or similar official for it, or to take possession of all or a substantial portion of its property or to operate all or a substantial portion of its business; or shall make a general assignment for the benefit of creditors; or shall generally not pay its debts as they become due or shall admit in writing its inability to pay its debts generally; or the Board of Directors of any such Person (or any committee thereof) adopts any resolution or otherwise authorizes action to approve any of the foregoing; or

                           (viii) Any Change of Control shall occur.

                  (b) The foregoing Events of Default shall be deemed to have occurred, respectively, and any adjustments in the interest rate under any Note or other remedies available to the Holder hereunder or thereunder shall begin to apply, at the following times:

                           (i) In the case of the clause (a)(i) above, as of
12:00 noon (prevailing local time in New York, New York) on the day on which such payment is due but has not been paid, subject to any applicable cure periods;

                           (ii) In the case of the clause (a)(ii) above, on the
occurrence of such breach or failure, subject to any applicable cure periods;

                           (iii) In the case of clause (a)(iii) above,
immediately upon the occurrence of any such breach or failure, subject to any applicable cure periods;

                           (iv) In the case of clause (a)(iv) above, as of the
close of business on the day on which the Issuer first became aware, or should have become aware, that such representation or warranty was false or misleading or incorrect in any material respect when made, subject to any applicable cure periods;

                           (v) In the case of clause (a)(v) above, immediately
upon the occurrence of any such declaration; or

                           (vi) In the case of clauses (a)(vi) and (a)(vii)
above, immediately prior to the occurrence of any of the events enumerated therein.

                  (c) Acceleration. If any Event of Default (other than an Event of Default specified in clause (a)(vi) or (a)(vii) of this Section) occurs and is continuing, the holders of more than fifty percent (50%) in aggregate outstanding principal amount of all notes issued by the Issuer pursuant to the Note Purchase Agreement may, by written notice to Issuer, declare all outstanding principal of, premium, if any, accrued and unpaid interest on, and all other amounts under the Note, to be due and payable. Upon any such declaration of acceleration, such principal, premium, if any, and interest and other amounts shall become immediately due and payable. If an Event of Default specified in clause (a)(vi) or (a)(vii) of this Section 9 occurs, all outstanding principal of, premium, if any, accrued and unpaid interest on, and all other amounts under the Note, shall become immediately due and payable without any declaration or other act on the part of the Holder. Issuer hereby waives all presentment for payment, demand, protest, notice of protest and notice of dishonor, and all other notices of any kind to which it may be entitled under Applicable Laws or otherwise.

                  (d) Other Remedies. If any Default or Event of Default shall occur and be continuing, the Holder may proceed to protect and enforce its rights and remedies under this Note and any other Investment Document (other than the Warrant and Registration Rights Agreement) by exercising all rights and remedies available under this Note, any other Investment Document (other than the Warrant and Registration Rights Agreement) or Applicable Laws (including, without limitation, the UCC), either by suit in equity or by action at law, or both, whether for the collection of principal of or interest on the Note, to enforce the specific performance of any covenant or other term contained in this Note or any other Investment Document (other than the Warrant and the Registration Rights Agreement). No remedy conferred in this Note upon the Holder is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or in equity or by statute or otherwise.

                  (e) Appointment of Receiver. In addition to all other rights, powers and remedies that the Holder has under this Note, any other Investment Document or Applicable Laws, the Holder shall, upon the occurrence and during the continuation of an Event of Default and acceleration of this Note in accordance with Section 9(c), be entitled (to the extent permitted by Applicable
Laws) to, and the Issuer and the Guarantors hereby Consent in advance to, the appointment of a receiver by any court of competent jurisdiction to take control of Issuer and the Guarantors for the purpose of operating and thereafter selling such entity to satisfy obligations to creditors, including the Holder.

         10. Waiver of Past Defaults. The Holder may, by written notice to Issuer, waive any specified Default or Event of Default and its consequences with respect to this Note or any other Investment Document; provided, however, that no such waiver will extend to any subsequent or other Default or Event of Default or impair any rights of the Holder which may arise as a result of such other Default or Event of Default.

         11. Waivers. Issuer hereby waives presentment for payment, demand, protest, notice of protest and notice of dishonor, and all other notices of any kind whatsoever to which it may be entitled under Applicable Law or otherwise, except for any notice to which Issuer is expressly entitled under this Note.

         12. Registration of Note. Issuer shall maintain at its principal executive office a register in which it shall register this Note, any Assignments of this Note or any other notes issued hereunder and any other notes issued upon surrender hereof and thereof. At the option of the Holder, this Note may be exchanged for one or more new notes of like tenor in the principal denominations requested by the Holder, and the Issuer shall, within five Business Days after the surrender of this Note at the Issuer's principal executive offices, deliver to the Holder such new note or notes. In addition, each permitted Assignment of this Note, in whole or in part, shall be registered on the register immediately following the surrender of this Note at the Issuer's principal executive offices. The Issuer may require the Holder, as a condition to any Assignment hereunder, to represent and warrant to the Issuer, and deliver an opinion of counsel reasonably acceptable to the Issuer, that an Assignment complies with applicable federal or state securities laws. All Assignments of this Note or any right or interest herein shall be subject to the requirements of Section 14.

         13. Persons Deemed Owners; Participations. Prior to due presentment for registration of any Assignment, the Issuer may treat the Person in whose name this Note is registered as the owner and Holder thereof for all purposes whatsoever, and the Issuer shall not be affected by notice to the contrary. Subject to the preceding sentence, the Holder may grant to other Persons without the Issuer's Consent participations from time to time in all or any part of this Note on such terms and conditions as may be determined by the Holder in its sole and absolute discretion, subject to applicable federal and state securities laws; provided, however, that the Holder may not grant participations to any Person who is engaged in any business which competes with the business of any of the Catalina Entities. Notwithstanding anything to the contrary contained herein or otherwise, nothing in this Note, the Note Purchase Agreement or any other Investment Document or otherwise shall confer upon the participant any rights in the Note Purchase Agreement or any other Investment Document, and the Holder shall retain all rights and obligations with respect to the administration, waiver, amendment, collection and enforcement of, compliance with and Consent to the terms and provisions of, this Note, the Note Purchase Agreement and any other Investment Document.

         In addition, the Holder may, without the Consent of the participant, give or withhold its Consent or agreement to any amendments to or modifications of this Note, the Note Purchase Agreement or any other Investment Document, waive any of the provisions hereof or thereof or exercise or refrain from exercising any other rights or remedies which the Holder may have under this Note, the Note Purchase Agreement, any other Investment Document or otherwise. Notwithstanding the foregoing, the Holder will not agree with the Issuer, without the prior written Consent of the participant (which Consent shall be given or affirmatively withheld not later than three Business Days after the Holder's written request therefor): (a) to reduce the principal of or rate of interest on this Note; or (b) to postpone the date fixed for payment of principal of or interest on the Indebtedness evidenced by this Note. If the participant does not reply within three days to the Holder's request for such Consent, the participant shall be deemed to have Consented to such agreement and the Holder may take such action in such manner as the Holder determines in the exercise of its independent business judgment.

         14. Assignment and Transfer. The Holder shall not sell, assign, transfer, pledge, hypothecate, mortgage or otherwise encumber this Note; provided, however, that Holder may assign or transfer all or any portion of this Note or any portion thereof (but not less than $500,000 in principal amount in any single assignment, unless such lesser amount represents the entire outstanding principal balance hereof) to (i) any Affiliate of the Purchaser,
(ii) any party that has been approved by a majority of the members of the Board of Directors not designated for election or appointment by the initial Holder or
(iii) any party if an Event of Default has occurred and is continuing. Upon surrender of this Note at the Issuer's principal executive office for registration of any such assignment or transfer, accompanied by a duly executed instrument of transfer, the Issuer shall, at its expense and within three Business Days of such surrender, execute and deliver one or more new notes of like tenor in the requested principal denominations and in the name of the assignee or assignees and bearing the legend set forth on the face of this Note, and this Note shall promptly be canceled. If the entire outstanding principal balance of this Note is not being assigned, the Issuer shall issue to the Holder hereof, within five Business Days of the date of surrender hereof, a new note which evidences the portion of such outstanding principal balance not being assigned. If this Note is divided into one or more notes and is held at any time by more than one Holder, any payments of principal of, premium, if any, and interest or other amounts on this Note which are not sufficient to pay all interest or other amounts due thereunder, shall be made pro rata with respect to all such notes in accordance with the outstanding principal amounts thereof, respectively. Any purported Assignment in violation of any provision of this
Section 14, shall be void and ineffective.

         15. Loss, Theft, Destruction or Mutilation of this Note. Upon receipt of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of an indemnity agreement or other indemnity reasonably satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such mutilated Note, the Issuer shall issue and deliver within five Business Days a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

         16. Costs of Collection. The Issuer agrees to pay to any Holder on demand all reasonable costs and expenses of every type and nature (including, without limitation, all fees and expenses of attorneys, accountants and other experts and all due diligence, collateral review, appraisal, search, filing and recording fees and expenses) which are expended or incurred by or on behalf of the Holder in connection with: (a) the collection and enforcement of the Obligations, whether or not any action, suit or other proceeding is commenced;
(b) any actions for declaratory relief in any way related to the Obligations;
(c) the protection or preservation of
any rights, powers or remedies of the Holder under this Note; (d) any amendment, waiver, refinancing, restructuring (whether in the nature of a "work out" or otherwise), bankruptcy or insolvency proceeding involving the Issuer or Affiliate thereof, including, without limitation, any refinancing or restructuring of this Note or any other Investment Documents; (e) any actions taken to verify, maintain, perfect and protect any Lien granted to the Holder by the Issuer or any Guarantor Subsidiary or any other Person under the Security Agreement or Subsidiary Guarantee; (f) any effort by the Holder to protect, assemble, complete, collect, sell, liquidate or otherwise dispose of any collateral for which holder has a security interest under the Security Agreement, including in connection with any case under Bankruptcy Laws. The Issuer hereby Consents to the taking of the foregoing actions by any Holder without conditions or restrictions.

         17. Extension of Time. The Holder may, at its sole option, extend the time for payment of this Note, postpone the enforcement hereof, or grant any other indulgence without affecting or diminishing the Holder's right to full recourse against the Issuer hereunder, which right is expressly reserved.

         18. Notations. Before disposing of this Note or any portion thereof, the Holder may make a notation thereon (or on a schedule attached thereto) of the amount of all principal payments previously made by the Issuer with respect thereto.

         19. Governing Law. This Note shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court sitting in the Southern District of New York, and of the Supreme Court of the State of New York sitting in New York county and any appellate court from any thereof, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

         20. Waiver of Trial by Jury. Each of the Issuer and the Holder hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Note or the transactions contemplated hereby, or the actions of the Holder in the negotiation, administration, performance or enforcement hereof.

         21. Captions; Construction and Interpretation. The captions contained in this Note are for convenience of reference only, do not constitute a part of this Note and are not to be considered in construing or interpreting this Note. The Issuer and the Holder have each been represented by counsel in the negotiation and drafting of this Note, and neither the Issuer nor the Holder nor their respective counsel shall be deemed the drafter of this Note for purposes of construing the provisions of this Note. All provisions of this Note shall be construed in accordance with their fair meaning, and not strictly for or against the Issuer or the Holder.

         IN WITNESS WHEREOF, the Issuer has caused this Note to be executed and delivered by its duly authorized representatives on the date first above written.


                                             CATALINA LIGHTING, INC.



                                             By: /s/ Robert Hersh
                                                 -------------------------
                                             Name:    Robert Hersh
                                             Title:   President